SilverCrest Appoints John Wright to Board

TSX-V: SIL

VANCOUVER, Jan. 4, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the appointment of Mr. John Wright to the Board of Directors of the Company.

Mr. Wright was a founder, director and former President and Chief Operating Officer of Pan American Silver Corp. He has also been a director of Lumina Copper Corp., Northern Peru Copper Corp., Regalito Copper Corp. and Capstone Mining Corp. The first 10 years of his career were spent with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright is a Metallurgical Engineer and Honours graduate of Queens University in Ontario.

N. Eric Fier, President and CEO, stated: "John brings a wealth of technical and corporate expertise from a 40-year career with emphasis on underground mine construction and operations in Mexico and South America. His success on technical, corporate and market matters will further enhance our current Board. As the Company's successful exploration progresses at the Las Chispas Project in Mexico, Mr. Wright's skill set in underground mining will be critical for project development."

The Company granted a stock option under its Stock Option Plan to Mr. Wright for the purchase of 100,000 common shares of the Company at an exercise price of $2.55 per share for a five year term expiring January 3, 2022. The stock options vest as to 25% of the Optioned Shares on each of April 3, 2017, July 3, 2017, October 3, 2017 and January 3, 2018, respectively and are subject to any necessary regulatory approvals.

SilverCrest Metals Inc. (TSX-V: SIL) is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company is led by a proven management team in all aspects of the precious metal mining sector, including the pioneering of a responsible "phased approach" business model taking projects through discovery, finance, on time and on budget construction, and production with subsequent increased value to shareholders.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

%SEDAR: 00037742E

For further information: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1

CO: SilverCrest Metals Inc.

CNW 09:00e 04-JAN-17